August 5, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz
Daniel Morris
Jeanne Bennett
Brian Cascio

Re:	Capnia, Inc.
Registration Statement on Form S-1; Amendment No. 2
Submitted July 22, 2014
Registration No. 333-196635

Ladies and Gentlemen:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 25, 2014 relating to the Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 196635) filed with the Commission on July 22, 2014 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Revised Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

After this offering, our executive officers, directors and principal stockholders…, page 46

U.S. Securities and Exchange Commission

August 5, 2014

1. We refer to your disclosure on the prospectus cover page indicating that certain of your existing stockholders, or their affiliates, including entities associated with Vivo Ventures, have indicated their interest in purchasing up to $5,000,000 of units in the offering. Based on your revised disclosures concerning the size of the offering, it appears that Vivo Ventures could potentially hold a controlling interest following the offering. Additionally, it appears that your executive officers, directors and principal stockholders could beneficially own substantially more than the 52.59% holdings reflected in your current risk factor disclosure. Accordingly, please provide us an analysis of whether your existing factor disclosure is sufficient to convey material risks related to the post-offering holdings of your executive officers, directors and principal stockholders. Depending on your analysis, please also consider whether risks related to their potential holdings should be highlighted on pages 3-4 of your Summary.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and has revised its disclosures on page 4 to now refer to, and on page 46 of the Revised Registration Statement to expand our discussion related to, the potential insider purchases by our existing stockholders, including Vivo Ventures and its affiliates (“Vivo”), and the effect of such purchases on Vivo and aggregate insider beneficial ownership of the Company’s common stock following this offering.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Elton Satusky
Elton Satusky

cc:	Anish Bhatnagar
3 Twin Dolphin Drive, Suite 160
Redwood City, CA 94065

Michael Danaher
Elton Satusky
Wilson Sonsini Goodrich & Rosati
650 Page Mill Rd. Road
Palo Alto, CA 94304